

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 3, 2009

Peter A. Converse
Chief Executive Officer
Virginia Commerce Bancorp, Inc.
5350 Lee Highway
Arlington, Virginia 22207

> **RE: Virginia Commerce Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009**
> **and June 30, 2009**
> **File No. 000-28635**

Dear Mr. Converse:

    We have reviewed your response dated September 30, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Consolidated Statements of Operations, page 3

1.   We note your response to prior comment three of our letter dated August 24,
        2009. Your response indicates that the amounts presented in footnote (1)
        represent the current period change in market value of those trust preferred
        securities that you determined to be other-than-temporarily impaired as of
        June 30, 2009 rather than the total amount of the other-than-temporary
        impairment on those securities. Your presentation does not appear to be
        consistent with ASC 320-10-45-8A which requires that the *total other-than-
        temporary impairment* be presented in the income statement with an offset for
        the amount of the *total other-than-temporary impairment* recognized in other
        comprehensive income. Please revise your future filings to correct this
        presentation.

Notes to Consolidated Financial Statements

Note 2 – Investment Securities, page 10

2.   Please provide us with the following information with respect to your
        impairment analysis on your pooled trust preferred securities:

        •   Identify all of the key assumptions used in the calculation of the present
            value of cash flows expected to be collected and explain how you
            determined the assumptions were appropriate and consistent with ASC
            320-10-35 (paragraphs 33D and 33E) and related guidance. Specifically
            address the following related to the assumptions used in your calculation
            of the present value of cash flows expected to be collected:

            o   Discount rate: tell us the discount rate used and how you
                determined it.

            o   Deferrals and defaults:
                a. tell us in detail how you developed your estimate of future
                    deferrals and defaults. Specifically tell us if and how you
                    considered the specific collateral underlying each individual
                    security and tell us whether you had different estimates of
                    deferrals and defaults for each security,
                b. tell us how you treat deferrals (e.g. – do you treat deferrals the
                    same as defaults), and
                c. tell us the recovery rate used and how you determined it.

        •   Tell us how you considered information received after the balance sheet
            date but before you issued your financial statements in your other-than-
            temporary impairment analysis at each period-end. Specifically tell us if
            you received information regarding interest deferrals or defaults or credit

rating downgrades and how this information affected your analysis at each period-end.

Note 4 – Allowance for Loan Losses, page 12

3.   In your response to prior comment ten you indicated that appraisals and/or discounted cash flow values are sometimes adjusted based upon entrepreneurial profit estimates. Please provide us with more information regarding these adjustments and how you determined they were necessary to arrive at a fair value that was reflective of an orderly transaction between market participants under current market conditions. In this regard, more clearly explain the concept of entrepreneurial profit, how these profit estimates are considered in an external appraisal and how you determined that adjustments for such profits were necessary in your determination of fair value. Also provide us with quantitative information regarding the amount of appraisals to which you applied such adjustments and the impact of these adjustments on the resulting collateral values.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief